1100 - 1199 W. Hastings St. Vancouver, B.C. V6E 3T5 Tel: 604-681-9059 Fax: 604-688-4670 www.quaterra.com

QMM: NYSE AMEX
QTA: TSX VENTURE
NR-17

QUATERRA ANNOUNCES INCREASE AND CLARIFICATION RE NON-BROKERED
PRIVATE PLACEMENT

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) today announced that it proposed to increase its offering to 6,000,000 Units and further that the News Release disseminated on October 1, 2009, through inadvertence, contained inaccurate information. The participation of Insiders in the announced Private Placement was not by way of debt settlement or in satisfaction of indebtedness incurred by reason of services rendered to the Company for which payment had been deferred. Insiders are participating in the Placement to the extent of 1,019,450 Units but all Insiders are remitting payment in the same manner as all other subscribers for Units.

On behalf of the Board of Directors,

“Scott B. Hean”
Scott B. Hean,
Chief Financial Officer, Quaterra Resources Inc.

Statements contained in this news release that are not historical facts are forward-looking statements as the term is defined in the private securities litigation reform act of 1995. Such forward-looking statements are subject to risks and uncertainties which could cause actual results to differ materially from estimated results. Quaterra relies upon litigation protection for forward-looking statements.

This press release, required by applicable Canadian laws, is not for distribution to U.S. news services or for dissemination in the United States, and does not constitute an offer of the securities described herein. These securities have not been registered under the United States Securities Act of 1933, as amended, or any State securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt therefrom.

Expanded information on the Company’s projects is described on our website at www.quaterra.com or contact Nicole Rizgalla at 1-888-456-1112, 604-681-9059 or email: corpdev@quaterra.com.

The TSX Venture Exchange and the NYSE Amex have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.